

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2011

Mr. Peter M. Folger
 Chief Financial Officer
COURIER CORPORATION
15 Wellman Avenue
North Chelmsford, Massachusetts 01863

> **Re: Courier Corporation**
> **Form 10-K for fiscal year ended September 25, 2010**
> **Filed November 24, 2010**
> **File No. 1-34268**
>
> **and**
>
> **Definitive Proxy on Schedule 14A**
> **Filed December 3, 2010**

Dear Mr. Folger:

        We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        David R. Humphrey
                                        Branch Chief